UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2023

Ohanae, Inc.

(Exact name of issuer as specified in its charter)

Delaware	85-2182582
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1460 Broadway,

New York, NY 10036

(Mailing Address of principal executive offices)

(888) 617-7288

Issuer’s telephone number, including area code

In this semiannual report on Form 1-SA, the terms “Ohanae”, “we”, “us”, “our”, or “the Company” refers to Ohanae, Inc. and our subsidiaries on a consolidated basis, unless the context indicates otherwise. The term “Ohanae Securities” refers to Ohanae Securities LLC, our wholly-owned subsidiary. Similarly, the term “our broker-dealer” also refers to Ohanae Securities LLC.

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS SEMIANNUAL REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

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ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

For the six months ended June 30, 2023 and 2022

Revenues. The Company has not generated revenues to date from its principal operations. The Company generated insignificant revenues of $57 during the six months ended June 30, 2022 from a one-time license fee in connection with licensing certain technology owned by the Company to an individual. The Company did not generate any revenues during the six months ended June 30, 2023.

Operating Expenses. The Company’s operating expenses were $472,488 for the six months ended June 30, 2023, a decrease from $488,227 for the six months ended June 30, 2022. The largest components of the Company’s operating expenses for the six months ended June 30, 2023 were executive officer compensation ($163,781), employee compensation and benefits ($126,517), and professional fees largely comprised of legal and other expenses in connection with the Company’s Regulation A offering, as well as in connection with its FINRA applications ($93,065). Compensation to executive officers increased slightly during the six months ended June 30, 2023 ($163,781) compared to the six months ended June 30, 2022 ($151,660). Compensation to employees also increased during the six months ended June 30, 2023 ($163,781) compared to the six months ended June 30, 2022 ($84,399). Professional fees decreased during the six months ended June 30, 2023 ($93,065) compared to the six months ended June 30, 2022 ($181,612), largely due to the expiration during the six months ended June 30, 2023 of certain consulting contracts between the Company and certain third-party consultants.

Other Income. The Company had $335,000 in additional paid-in capital during the six months ended June 30, 2023 resulting from a gain on disposal of shares. The majority of this other income was the result of three outstanding promissory notes issued by the Company to its CEO, Gregory Hauw, (in total principal amount of $300,000) being converted into 300,000 shares of Class A Common Stock of the Company in April 2023. The remainder was the result of shares of the Company’s Class A Common Stock that were sold during the six months ended June 30, 2023 in the Company’s private placement offering. This was a decrease compared to $434,856 in other income during the six months ended June 30, 2022, resulting from forgiveness of debts owed by the Company to Ohanae Pte Ltd, a Singapore company (“Ohanae SG”) and a stockholder of Ohanae’s Class A Common Stock and its shareholder, Ohanae, Inc., a California corporation (“Ohanae CA”). Ohanae CA forgave certain amounts advanced to the Company totaling $433,645.96 ($380,148.41 from Ohanae CA and $53,497.55 from Ohanae SG). Additionally, the Company received $1,209.95 from Ohanae CA during the six months ended June 30, 2022 as a result of Ohanae CA closing its bank account (which had $1,209.95 in funds remaining as of the time the account was closed).

Net Income. As a result of the foregoing, the Company had a net loss of $472,488 for the six months ended June 30, 2023, compared to a net loss of $53,314 for the six months ended June 30, 2022.

Liquidity and Capital Resources

At June 30, 2023 the Company’s cash on hand was $38,457. The Company is not generating revenues from its operations and requires the continued infusion of new capital to continue business operations. The Company has recorded losses since inception. The Company has historically been capitalized by contributions from related parties and its officers and directors, working capital loans from related parties.

On December 15, 2021, the Company initiated a private placement through which it offered shares of Class A Common Stock. In 2022, the Company sold 257,616 shares of the Company’s Class A Common Stock, yielding total gross proceeds of $1,030,460. As of the date of this report, the Company’s private placement has concluded, and the Company has sold a total of 620,197 shares of Class A Common Stock for total gross proceeds of $1,580,784.

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Additionally, between October 2022 and April 2023, the Company issued three promissory notes to its CEO, Gregory Hauw, in the total principal amount of $300,000. These promissory notes were subsequently converted into 300,000 shares of Class A Common Stock in April 2023 (at a conversion rate of $1 per share of Class A Common Stock).

These capital injections have played a vital role in upholding the Company's ongoing operations and maintaining its financial stability.

The Company’s Regulation A offering commenced on March 14, 2023, but the Company has not yet raised any proceeds from this offering as of the date of this report. The Company estimates the proceeds raised from the Regulation A offering, as well as contributions from related parties and its officers and directors, working capital loans from related parties, and the Company’s private placements, can continue to fund the Company’s current rate of operations for the next 12-24 months without raising additional capital. However, the Company has determined that additional capital raising activity will be beneficial for enhancing the operations of the Company.

Our only material commitments for capital expenditures is the $680,000 we must pay upon raising $680,000 in net proceeds from the Regulation A offering pursuant to the Company’s Software Agreement with Ohanae SG, pursuant to which the Company was transferred title and ownership in all intellectual property owned by Ohanae SG related to certain software code, documentation, specifications and marketing materials with respect to integral aspects of the Ohanae Platform involving security, the Identity Technology, reporting tools and Ohanae Coin technology (collectively, “Key IP”).

Trend Information

We are operating in a relatively new industry and there is a level of uncertainty about how fast the volume of activity will increase and how future regulatory requirements may change the landscape. We intend to continue to innovate and introduce new products to include in our current mix as well as continuing to improve our current services.

In April 2020, our subsidiary, Ohanae Securities, was approved for membership as a broker-dealer with FINRA. In the second half of 2020 and during the first half of 2023, we experienced increased costs for payroll and training for Ohanae Securities that we expect will increase relative to revenues produced by this entity. In May of 2022, Ohanae, Inc. became a SEC registered transfer agent. We expect this will also lead to increased compliance expenses, which we hope will be offset by additional revenue streams we will be able to collect for our services as a digital transfer agent.

As of the date of this report, we are seeking approval to expand our broker-dealer activities to Regulation A+ offerings, operate an ATS and to operate as a Special Purpose Broker Dealer. While we expect that, if approved, these additional capabilities will lead to improved revenue opportunities for us, we also expect increased costs due to technology and operations related to the operation of our ATS and transfer agent, and potential increased costs related to compliance if we become a Special Purpose Broker Dealer. We also anticipate having to engage and train additional compliance personnel, to better ensure continued compliance with FINRA and SEC and also in order to expand our broker-dealer operations.

ITEM 2. OTHER INFORMATION

None.

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ITEM 3. FINANCIAL STATEMENTS

OHANAE INC AND SUBSIDIARY

CONSOLIDATED UNAUDITED STATEMENTS OF FINANCIAL POSITION

JUNE 30, 2023 AND DECEMBER 31, 2022

	June 2023	December 2022

ASSETS

Current assets
Cash	$38,457	$295,469

Intellectual property - software	681,500	681,500
Computer Equipment	–	–
Prepaid expenses	2,256	1,240
Rental deposit	5,884	5,884
Goodwill	15,000	15,000

TOTAL ASSETS	$743,097	$999,093

LIABILITIES AND SHAREHOLDERS’ EQUITY

Liabilities
Other Payable	$181,704	$127,632
Loan payable - related party	–	201,628
Due to affiliates	709,048	680,000

Total liabilities	890,752	1,009,260

Shareholder's Equity
Common stock - par value $0.0001 per share, 30 million shares authorized; 15 million shares issued and outstanding	1,500	1,500
Additional paid in capital	186,427	186,427
Accumulated profit	(1,701,042)	(1,228,554)
Additional paid in capital for Treasury Stock	1,365,460	1,030,460

Total shareholder's equity	(147,655)	(10,167)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$743,097	$999,093

The accompanying notes to consolidated unaudited financial statements are an integral part of this statement. In the opinion of management all adjustments necessary to make the consolidated unaudited statements of operations not misleading have been included.

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OHANAE INC AND SUBSIDIARY

CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND JUNE 30, 2022

	June 2023	June 2022

Revenues
Sales	$–	$57

Total revenues	–	–

Operating expenses
Officer’s compensations	163,781	151,660
Employee compensation and benefits	126,517	84,399
Professional fees	93,065	181,612
Brokerage compliance	2,380	2,336
IT and technology	9,749	12,946
Travel	38,286	31,149
Rent	17,204	21,166
Marketing	–	90
Interest on loan	(1,628)	–
General and administrative	23,134	2,811

Total operating expenses	472,488	488,227

Add – Other Income

Total other Income – Forgiveness of Debts	–	434,856

Profit / (Loss) before income taxes	(472,488)	(53,314)

Income taxes	–	–

Net profit / (Net Loss)	$(472,488)	$(53,314)

The accompanying notes to consolidated unaudited financial statements are an integral part of this statement. In the opinion of management all adjustments necessary to make the consolidated unaudited statements of operations not misleading have been included.

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OHANAE INC AND SUBSIDIARY

CONSOLIDATED UNAUDITED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND DECEMBER 31, 2022

	Common		Additional	Retained Earnings/
	Shares	Amount	Paid-in Capital	(Accumulated Profits)	Total

Balance - January 1, 2021	–	$–	$17,000	$(92,931)	$(75,931)

Contributions	15,000,000	1,500	169,427	–	170,927
Net loss		–	–	(479,658)	(479,658)

Balance - December 31, 2021	15,000,000	$1,500	$186,427	$(572,589)	$(384,662)

Contributions & Treasury Stock	–	–	1,030,460	–	1,030,460
Net loss		–	–	(655,965)	(655,965)

Balance - December 31, 2022	15,000,000	$1,500	$1,216,887	$(1,228,554)	$(10,167)

Contributions & Treasury Stock	–	–	335,000	–	335,000
Net loss		–	–	(472,488)	(472,488)

Balance - June 30, 2023	15,000,000	$1,500	$1,551,887	$(1,701,042)	$(147,655)

The accompanying notes to consolidated unaudited financial statements are an integral part of this statement. In the opinion of management all adjustments necessary to make the consolidated unaudited statements of operations not misleading have been included.

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OHANAE INC AND SUBSIDIARY

CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOW

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND JUNE 30, 2022

	June 2023	June 2022

OPERATING ACTIVITIES
Net income	$(472,488)	$(53,314)
Adjustments to reconcile Net Income to Net Cash provided by operations:
Trade & Other Receivables	(1,016)	–
Account Payable & Other Payable	54,072	(39,149)
Loan payable – related party	(201,628)	–
Owing to Ohanae CA	–	(380,148)
Owing to Ohanae SG	29,048	(53,498)
Net cash provided by operating activities	(592,012)	(526,109)

INVESTING ACTIVITIES
Computer Equipment	–	(1,803)
IP - Software	–	–
Goodwill	–	–
Acquisition - Ohanae Securities	–	–
Net cash provided by investing activities	–	(1,803)

FINANCING ACTIVITIES
Share Capital	–	–
Treasury Stock & Additional Paid-in Capital	335,000	1,030,460
Net cash provided by financing activities	335,000	1,030,460

Net cash increase for period	(257,012)	502,548

Cash At Beginning Period	$295,469	$77,510

Cash at end of period	$38,457	$580,058

The accompanying notes to consolidated unaudited financial statements are an integral part of this statement. In the opinion of management all adjustments necessary to make the consolidated unaudited statements of operations not misleading have been included.

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OHANAE INC AND SUBSIDIARY

NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

The consolidated financial statements include the accounts of Ohanae Inc (the “Company”), and its subsidiary Ohanae Securities LLC (the “LLC”). Ohanae Inc., was incorporated in Delaware in 2019, is a FinTech company and intended offering its clients a Web3 powered OTC Market Platform (“Ohanae Platform”) for digital asset securities transaction through its subsidiary Ohanae Securities LLC by using the Ohanae Platform.

In 2020, the Company purchased the ownership of a US broker-dealer and renamed it as Ohanae Securities LLC. The LLC is a limited liability company formed under the laws of the state of New York on June 20, 2018. Ohanae Securities LLC is registered with Securities and Exchange Commission (the “SEC”) and is a member of Financial Industry Regulatory Authority (“FINRA”). The primary business of the LLC is to act as a broker-dealer providing financial and strategy advisory services (including mergers and acquisitions), equity and debt capital raising and arranging private placement offerings. In the year 2021, the LLC has filed the Continuing Membership Application (“CMA”) with FINRA to request approval to act as a special purpose broker-dealer for digital asset securities for retailing digital asset securities under Regulation D and Regulation A+ exemptions through equity crowdfunding and operation of an alternative trading system (ATS), including an electronic communication network. The application is currently under FINRA review.

Risks and Uncertainties—The Company is subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for successful development of products, the need for additional capital (or financing) to fund operating losses (see below), competition from substitute products and services from larger companies, protection of proprietary technology, patent litigation, dependence on key individuals, and risks associated with changes in information technology.

The Company’s consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

All material intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make use of estimates and assumptions that affect the reported amounts of assets, liabilities, and contingencies at the date of the financial statements, as well as revenues and expenses during the reporting period. Although actual results could differ from these estimates, such estimates are developed based on the best information available to management and management’s best judgments at the time made. All significant assumptions and estimates underlying the reported amounts in the financial statements and accompanying notes are regularly reviewed and updated. Changes in estimates are reflected in the financial statements based upon ongoing actual experience, trends, or subsequent settlements and realizations, depending on the nature and predictability of the estimates and contingencies.

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OHANAE INC AND SUBSIDIARY

NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

Cash

Cash primarily consists of bank deposits. The Company considers all highly liquid investments with an original maturity of three months or less when acquired to be cash equivalents. The Company places its cash with high credit quality financial institutions. The Company’s accounts at these institutions are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000.

Revenue Recognition

The Company adopted Accounting Standards Codification Topic 606 (ASC 606) since its inception. ASC 606 contains a five-step approach that entities will apply to determine the measurement of revenue and timing of when it is recognized (at a point in time or over time), including (i) identifying the contract(s) with a customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to separate performance obligations, and (v) recognizing revenue when (or as) each performance obligation is satisfied and control of the promised good or service is transferred to the customer. ASC 606 also requires a number of quantitative and qualitative disclosures intended to enable users of the financial statements to understand the nature, amount, timing, and uncertainty of revenue, and the related cash flows.

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Credit Losses

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which amends the FASB’s guidance on the impairment of financial instruments. The ASU adds to GAAP, an impairment model (known as the current expected credit loss (“CECL”) model) that is based on expected losses rather than incurred losses. Under the new guidance, the Company recognizes an allowance, its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses, if any. The ASU is also intended to reduce the complexity of GAAP by decreasing the number of credit impairment models that entities use to account for debt instruments. Further, the ASU makes targeted changes to the impairment model for available-for-sales debt securities. The new CECL standard became effective on January 1, 2020 and had no impact on the Company as of that date.

Income Taxes

The Company is a C-Corporation and files the returns in the U.S. federal jurisdiction and various states.

The Company accounts for income taxes pursuant to the provision of ASC 740-10, “Accounting for Income Taxes” (“ASC 740-10”), which requires, among other things, an asset and liability approach to calculating deferred income taxes. The asset and liability approach require the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to offset any net deferred tax assets for which management believes it is more likely than not that the net deferred asset will not be realized.

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OHANAE INC AND SUBSIDIARY

NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

When tax returns are filed, there may be uncertainty about the merits of positions taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740-10, the benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more likely than not recognition threshold is measured at the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority.

The portion of the benefit associated with tax positions taken that exceed the amount measured as described above should be reflected as a liability for uncertain tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. As of June 30, 2023 and December 31, 2022, the Company has determined there are no uncertain tax positions, and therefore has recorded no income tax reserves.

Fair Value Measurements

The Company reports all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

Level 1—Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2—Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities.

Level 3—Inputs are unobservable inputs for the asset or liability.

3.	INTELLECTUAL PROPERTY ON SOFTWARE

In January 2021, the Company entered into a software transfer agreement with Ohanae Pte Ltd (the “Ohanae SG”), a Singapore affiliated corporation, to receive the ownership of certain software technology and knowhow, including all patents, copyrights, trade secrets and other intellectual property rights (collectively, “Key IP”). As consideration for the Key IP, pursuant to the terms of the software transfer agreement, the Company issued 15,000,000 shares of its Class A Common Stock to Ohanae SG, representing 100% of its Common Stock at the time, and 100% of its issued and outstanding Class A Common Stock as of the date of this statement, and agreed, upon closing on at least $680,000 in net proceeds from the Regulation A+ offering of the Company’s Class B Common Stock, to make an additional payment of $680,000.

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OHANAE INC AND SUBSIDIARY

NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

There is no deadline by which this payment must be made, and if Ohanae does not close upon $680,000 in net proceeds in the Regulation A+ offering, Ohanae SG agreed that Ohanae may pay this amount from other sources of funding in the future. Of the 15,000,000 shares of Class A Common Stock issued to Ohanae SG, Ohanae SG has distributed 14,960,000 shares of Class A Common Stock to its shareholder, Ohanae, Inc., a California corporation (“Ohanae CA”), which has in turn transferred those shares to its shareholders.

Intellectual properties will be amortized on the straight-line method over 3 years once they are placed into use. The Company hasn’t conducted any sales yet as the business application is pending for approval from FINRA, as a result no amortization was recorded as of June 30, 2023.

4.	GOODWILL

The Company adopted the “push-down method” of accounting and allows for the establishment of goodwill for the amount in excess of the book value of the membership interest purchased. The Company had recorded $15,000 goodwill as a result of purchasing the LLC interest from a third party in the year 2020.

The goodwill will be evaluated annually for impairment. There was no impairment of goodwill at June 30, 2023 and December 31, 2022.

5.	RELATED-PARTY TRANSACTIONS

During 2022 and during the six months ended June 30, 2023 and 2022, the Company entered into three promissory note agreements with a shareholder of the Company. The terms for the loans are as follows:

Effective Date	Principal	Interest Rate	Maturity Date

October 27, 2022	$100,000	6.50%	June 26, 2023
December 6, 2022	$100,000	6.50%	August 5, 2023
April 1, 2023	$100,000	6.50%	November 30, 2023

The total amount ($300,000) of promissory notes was converted into equity investment through treasury stock arrangement in April 2023.

6.	EQUITY

Common Stock

The Company is authorized to issue up to fifteen million (15,000,000) shares of Class A Common Stock, six million (6,000,000) shares of Class B Common Stock, up to nine million (9,000,000) shares of undesignated Common Stock, and up to four million (4,000,000) shares of undesignated Preferred Stock, each $0.0001 par value per share. As of June 30, 2023, 15,000,000 shares of Class A Common Stock are issued and outstanding, and no shares of Class B Common Stock or Preferred Stock were issued and outstanding.

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OHANAE INC AND SUBSIDIARY

NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

Options

The Company’s Board of Directors may grant stock options pursuant to the Company’s 2022 Equity Incentive Plan. As of June 30, 2023, the Company had 3,000,000 incentive stock options issued and outstanding, 1,747,512 of which had vested as of June 30, 2023. There is no set authorized limit of options that may be issued under the 2022 Equity Incentive Plan.

7.	GOING CONCERN AND LIQUIDITY

The financial statements have been prepared assuming the Company will continue as a going concern. The Company has suffered recurring losses from its operations. The Company’s ability to meet its obligations in the ordinary course of business is dependent on its ability to achieve profitable operations and obtain additional financing. The Company’s offering circular has been qualified by SEC to conduct a Regulation A+ offering on the Ohanae Platform on March 14, 2023 which would enable the Company to raise funding from the general public, not just from accredited investors. As of June 30, 2023, the Company had not raised any funds in its Regulation A+ offering. Of the proceeds from the capital raising, 50% will be used as general working capital. The Company makes no assurances that it will achieve profitable operations or that it will be able to obtain additional financing on terms acceptable to the Company, as needed. In the event that sufficient financing is not available, or the Company is unable to achieve profitable operations, the Company will need to scale back its expansion efforts, seek strategic opportunities, or discontinue operations.

8.	SUBSEQUENT EVENTS

The Company evaluated subsequent events from June 30, 2023, the date of these consolidated financial statements, which represents the date the financial statements were available for issuance, through September 25, 2023 for events requiring recording or disclosure in these financial statements.

In July 2023, through treasury stock (Class A Common) arrangement with Ohanae SG, we received $215,324 from 4 existing shareholders.

In the Company’s opinion, no other events have occurred subsequent to June 30, 2023 through September 25, 2023 requiring recording or disclosure in the financial statements.

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ITEM 4. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit No.	Exhibit Description
2.1*	Second Restated Certificate of Incorporation.
2.2*	Bylaws.
4.1*	Form of Subscription Agreement.
6.1*	Software Transfer Agreement between Ohanae, Inc. and Ohanae PTE. LTD dated January 1, 2021.
6.2*	Addendum dated February 18, 2022 to Software Transfer Agreement between Ohanae, Inc. and Ohanae PTE. LTD dated January 1, 2021.
6.3*	2022 Equity Incentive Plan of Ohanae, Inc. (including Form of Stock Option Agreement and Form of Grant Notice).
6.4*	Gregory Hauw Employment Agreement dated January 1, 2022.
6.5*	Sok-Leng Chan Employment Agreement dated January 1, 2022.
6.6*	Trademark Agreement between Ohanae, Inc., a California corporation, and the Company dated June 26, 2020.
6.7*	Patent Agreement between Gregory Hauw and the Company dated September 20, 2020.
6.8*	Consulting Agreement dated June 7, 2022 between the Company and Digital Consulting Services, LLC.

______________________________

* Incorporated by reference to the exhibit filed with the Company’s Offering Statement on Form 1-A filed with the SEC on July 1, 2022.

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SIGNATURES

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

OHANAE, INC.

/s/ Gregory Hauw
	By:	Gregory Hauw, Chief Executive Officer
Date:September 28, 2023

This report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Gregory Hauw
Gregory Hauw, Chief Executive Officer, Director
Date: September 28, 2023

/s/ Sok-Leng Chan
Sok-Leng Chan, Chief Financial Officer, Principal Accounting Officer, Principal Financial Officer, Director
Date: September 28, 2023

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